Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hopscotch Acquisition Corporation
1100 New Highway- Republic Airport
Farmingdale, NY 11735
https://flyhopscotch.com/

Up to $1,000,000.00 in Class B Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hopscotch Acquisition Corporation
Address: 1100 New Highway- Republic Airport, Farmingdale, NY 11735
State of Incorporation: DE
Date Incorporated: August 13, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Class B Common Stock
Offering Maximum: $1,000,000.00 | 100,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first 6 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares.

Amount-Based:

Crewmember:

Invest $1,000+ and receive 5% bonus shares.

Captain:

Invest $2,000+ and receive 10% bonus shares.

Frequent Flier:

Invest $5,000+ and receive 15% bonus shares.

Premium Class:

Invest $10,000+ and receive 20% bonus shares plus 10% discount on flights for one year and a call with the CEO and co-founder.

First Class:

Invest $20,000 and receive 25% bonus shares plus 15% discount on flights for one year and a call with the CEO and co-founder, and Club Scotch Membership+.

Audience-based: 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Hopscotch Acquisition Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10 per share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 15% Audience-Based Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Hopscotch Acquisition Corporation is a C-Corporation organized under the laws of the state of Delaware on August 13, 2021. Hopscotch Acquisition Corporation wholly owns Hopscotch Air, Inc, its Delaware C-Corp subsidiary which was incorporated on June 4, 2007.

Hopscotch Air is a United States and Canada- certificated air carrier, operating under Title 14, Part 135 of the Code of Federal Regulations.

Through Hopscotch Air, Hopscotch Acquisition Corporation provides private, regional air taxi services throughout the Northeast and performs an average of 1400 revenue legs per year (pre-Covid pandemic). We often fly to places the airlines don't serve, providing clients with a unique travel experience.

Hopscotch Air, Inc owns the registered trademarks on the Hopscotch Air name and on the dotted-line logo, both of which have been licensed to Hopscotch Acquisition Corporation. We also claim common law TM rights to the phrase "You Choose the Destination. We'll Bring the Plane.

Competitors and Industry

Industry/Market Size

The total private aviation market in the U.S. is roughly $27.3 Billion a year, with the market growing by 2.6% this year.

The regional travel market remains one of the most active segments in the airline industry. According to the Regional Airline Association, 41% of all air travel is regional in nature. However, regional airlines have pulled back service in the last two years, leaving many cities unserved.

Hopscotch Air, a wholly owned subsidiary of Hopscotch Acquisition Corporation, is filling that gap.

Hopscotch Air's competition is largely from driving-- as many of the airports we serve aren't served by traditional airlines.

In the air transportation space, we compete with Tradewind Aviation, Wheels UP, and Blade, along with traditional regional airlines. Many of those companies also provide Hopscotch Air with customers.

Over the past two years, the regional airlines have ceased operating from numerous airports within our service area, providing an opening for an air carrier that can "right size" the market.

Competitors

Tradewind Aviation - is an operator of PC12 aircraft, which is much larger and more expensive. We both compete and use their services when our customers need larger planes to go further distances.

Wheels UP - is a marketing company and operator of large, cabin-class jets. We operate an entirely different class of aircraft, at substantially lower price points.

Blade - is a helicopter marketing company, offering per-seat air transportation to East Hampton. Blade utilizes our service when they have customers who need to fly to places such as Cape Cod.

Other small operators- There are dozens of small airplane operators that we may compete against from time to time.

Current Stage and Roadmap

Hopscotch Air, Inc, which is a wholly-owned subsidiary of Hopscotch Acquisition Corporation, has operated for a dozen years. We perform an average of fourteen hundred revenue legs per year (pre-pandemic), utlizing Cirrus aircraft. Cirrus's are technologically-advanced airplanes with unique safety features, including a whole-plane parachute system-- the only plane of its kind.

Hopscotch Acquisition Corporation does not have any employees, while its subsidiary, Hopscotch Air Inc, has 12 full-time and part-time employees.

We are now looking to expand along three lines of business.

- Expanding our successful Cirrus-based air taxi business.

- Launching scheduled service with Cessna Caravans or other appropriate aircraft to under-served markets.

- Adapting to emerging VTOL and electric aircraft, when those aircraft become available.

The Team

Officers and Directors

Name: Andrew Schmertz

Andrew Schmertz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: August 13, 2021 - Present
  Responsibilities: Managing all aspects of the company, heading up marketing, and regulatory affairs. Currently takes a salary of $130,000 a year and holds 26.64% equity in Hopscotch Acquisition Corporation. Andrew began his role with Hopscotch, Air on June 6, 2009.

- **Position:** Assistant Director of Operations
  Dates of Service: June 06, 2009 - Present
  Responsibilities: Working with the Director of Operations and the Federal Aviation Administration. Andrew began his role as Assistant Director of Operations with Hopscotch Air on June 6, 2009.

Other business experience in the past three years:

- **Employer:** Air Taxi Services and Support, LLC
  Title: Board member
  Dates of Service: October 01, 2011 - Present
  Responsibilities: Advise company on development plans.

Other business experience in the past three years:

- **Employer:** Transcend Air, Inc
  Title: advisor
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Advise company on marketing

Other business experience in the past three years:

- **Employer:** National Air Transportation Association
  Title: Chairman, Charter Committee
  Dates of Service: June 01, 2022 - Present
  Responsibilities: volunteer position, advise on charter issues.

Name: Douglas Okin

Douglas Okin's current primary role is with Mass Mutual. Douglas Okin currently services 12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and Board member
  Dates of Service: August 13, 2021 - Present
  Responsibilities: Advise and develop strategies with the CEO. Currently does not take a salary and holds 26.64% equity in Hopscotch Acquisition Corporation. Douglas began his role as Co-founder and Board Member with Hopscotch Air on June 6, 2009.

Other business experience in the past three years:

- **Employer:** Mass Mutual
  Title: Investment Advisor
  Dates of Service: July 01, 2016 - Present
  Responsibilities: certified financial planner

Name: Dennis O'Connell

Dennis O'Connell's current primary role is with Retired. Dennis O'Connell currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: August 13, 2021 - Present

Responsibilities: serving on the Board and advising company. Currently does not take a salary and holds 7% equity in Hopscotch Acquisition Corporation. Dennis began his role as Board Member with Hopscotch Air on June 6, 2009.

Name: James Fendt

James Fendt's current primary role is with OCS Builders Group, LLC. James Fendt currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: August 13, 2021 - Present
  Responsibilities: Advise company. Currently does not take a salary and holds 14% equity in Hopscotch Acquisition Corporation. James began his role as Board Member with Hopscotch Air on March 15, 2019.

Other business experience in the past three years:

- **Employer:** OCS Builders Group, LLC
  Title: CEO
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Manage all aspects of company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the

other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. Even though the Company, through its wholly-owned subsidiary, has performed these services for more than ten years, there can be no assurance that the Company will be able to continue to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Further, the Coronavirus pandemic negatively impacted the Company's operations and there can be no guarantee that operations will fully recover and continue to grow. The business Company engages in is highly regulated and we can be subject to changes in regulations that may negatively impact our business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aviation industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. We anticipate raising additional capital within 12-14 months, which may result in economic dilution.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, regional air transportation. The demand for those services varies over the course of time.

Minority Holder; Securities with Voting Rights
The Class B Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out. Some current shareholders have voting rights in excess of the voting rights you have, further impacting your ability to effect management decisions.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget- as well as regulatory approval- our services will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We operate in a highly competitive industry space and while we believe our services offer a unique value proposition, we still face competition from numerous transportation sources.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. Though the years we have successfully defended our trademarks at both the United State Patent and Trademark office and with infringing companies. We believe we have strong trademark protections

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in operations, sales, marketing, and other areas. Depending on the

economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell services is dependent on the outside government regulation such as the Federal Aviation Administration, Department of Transportation, other relevant government laws and regulations. The laws and regulations concerning the selling of services may be subject to change investment in the Company may be affected.

There are regulatory risks.

Hopscotch Air, Inc is an FAA-certificated air carrier and, as such, is subject to regulations by the FAA, Department of Transportation, and various other Federal and Canadian governmental agencies. These risks include negative regulatory changes, FAA-issued violations, or other certificate action that may make it difficult to continue operating.

Expenses may rise that are outside our control.

The aviation industry is subject to expenses outside the control of any one air carrier. Fuel and labor costs may rise, resulting in us having to charge higher fares, and making our services less appealing.

There is nationwide pilot shortage which may result in higher labor costs

There is a nation-wide pilot shortage that may hamper the company's ability to hire, train and retain crew members. This could result in higher labor costs and curtail our financial results.

An accident could prove devastating to our business.

If we have any accident, our insurance may not be sufficient and the regulators may suspend or revoke our ability to operate, even if it is not deemed our fault.

Investment may be scrutinized by the Department of Transportation

The U.S. DOT reserves the right to review all air carrier related transactions. While we are confident the DOT will either not review this transaction or, if they do, they would quickly approve it, there is a risk that this could delay any investment.

There is no guarantee private aviation will continue to grow.

There is no guarantee that recent growth trends in private aviation will continue. The business is subject to various economic pressures and that could materially impact our business.

StartEngine has previously investigated and resolved flags on the issuer's subsidiary

Bad Actor Check.

The issuer's subsidiary's Bad Actor Check showed three separate liens filed against the subsidiary, Hopscotch Air, Inc. Given the material risk for the Bad Actor Check was the tax liens, StartEngine notes no further concerns evidenced by the IRS Transcript reports.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Schmertz	111,928	Class A Common Stock	26.64%
Douglas Okin	111,928	Class A Common Stock	26.64%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 420,155 with a total of 420,155 outstanding.

Voting Rights

10 votes per share.

Material Rights

Drag-Along Right. If Stockholders holding at least the majority of the outstanding shares of Common Stock (collectively, the "Sellers" - Andrew Schmertz and Douglas Okin) should propose to Transfer (to sell, transfer, assign, or otherwise dispose of, either voluntarily or involuntarily and with or without consideration) all or substantially all of the securities of the Corporation that they own to any unaffiliated third party in a bona fide, arms-length transaction, including through a stock sale or merger, the Sellers may, at their option, require all but not less than all of the other Stockholders to participate in and vote for such transfer.

Class B Common Stock

The amount of security authorized is 579,850 with a total of 6,759 outstanding.

Voting Rights

1 vote per one share.

Material Rights

Drag-Along Right. If Stockholders holding at least the majority of the outstanding shares of Common Stock (collectively, the "Sellers" - Andrew Schmertz and Douglas Okin) should propose to Transfer (to sell, transfer, assign, or otherwise dispose of, either voluntarily or involuntarily and with or without consideration) all or substantially all of the securities of the Corporation that they own to any unaffiliated third party in a bona fide, arms-length transaction, including through a stock sale or merger, the Sellers may, at their option, require all but not less than all of the other Stockholders to participate in and vote for such transfer.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

This financial information is for the operating sub Hopscotch Air, Inc.

Revenue for fiscal year 2021 was $530.704.93 vs $343,811.06 for FY 2020. Revenue rebounded following the Covid-19 pandemic which greatly impacted air travel in 2020. Air travel continues to improve, as well as our staffing and aircraft in 2022. Through the summer of 2022, flights are running about 85% of 2019 numbers.

Cost of goods

Cost of goods sold in 2021 was $617,813.97 vs $365,815.14 in 2020. In 2020, because of the pandemic, we performed far fewer flights resulting in lower COGs.

Net Profits

2021 net profit was $28,295.45 vs ($3,441.68). The Company's improved performance was the result of an increase in sales due to an overall increase in travel following 2020.

Expenses

The Company's expenses consist of salary, operational costs of aircraft (fuel, maintenance and insurance), marketing, and sales commissions.

Historical results and cash flows:

We expect results to acclerate in 2022 and on. Private aviation has seen rapid growths as people look to escape the airlines. We're expanding the fleet, planning scheduled service, and raising our fares.

Operational events that could prove challenging to this forecast include our ability to attract and retain pilots. There is a nationwide pilot shortage, that is well-documented, and we may not be able to staff the operation to meet demand. We may face additional wage pressures as well, in order the attract and retain crew members.

While we have experienced pricing power this year, we also face challenges in acquiring aircraft. The used aircraft market has been tight, with prices, in some cases, exceeding new aircraft. New aircraft could be harder to obtain, as our only aircraft manufauctuer, Cirrus Aircraft, has a backlog of 12-18 months.

Finally, inflation and uncertainty over the economy may effect demand, though as of October 2022, we have not seen these factors take effect.

Hopscotch Air, Inc is an FAA-certified air taxi operator, performing on-demand flights throughout the Northeast, MidAtlantic and south-eastern Canada. We hold US Department of Transportation certification, as well as certification from Transport Canada to deliver common-carriage air service.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Hopscotch Air, Inc currently has $85,000 cash on hand. We have an existing line of credit of $150,000 from American Express (part of their working capital program) and a line of credit from TD Bank. We have further access to cash, if needed, from existing shareholders.

As with any airline, we have deferred bookings, which provides short-term liquidity until flights are drawn down.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be used almost exclusively on the expansion of the business. We intend to use the funds to lease additional aircraft, hire new pilots, and prepare to launch scheduled service.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to maintain operations. Hopscotch Air, Inc was cash flow positive in 2021 and we expect that to accelerate in 2022.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company believes it currently has no "burn rate," as the Company's revenue exceeded our expenses. We believe we will be able to operate indefinitely if we raise the minimum for this reason.

Expenses in the aviation industry are highly variable.

In 2021:

Payroll expenses totaled 300,700.15. We expect this to increase for a number of reasons: a) sales volume continues to rebound following the pandemic and we will need additional crew members and b) wages will likely go up, as competition for pilots intensifies. On average, in an average year, payroll accounts for 40% of the total revenue.

Fuel and maintenance costs totaled 104,168.69. These are variable costs and we expect them to increase due to a) increased sales volume (more flights), b) rising fuel costs and c) rising maintenance costs. Fuel and Maintenance account for, on average in an average year, 20% of the total revenue.

Aircraft leasing costs totaled 56,100.00. We expect these costs to rise as we increase the size of the fleet. Leasing costs account for, on average in an average year, 10% of the total revenue.

Hopscotch eliminated most marketing in 2021, 2022 (and 2020) due to the Covid-19 pandemic. We expect marketing costs to ramp up in 2023 to about $10,000/month. We expect marketing costs in 2023 to approach 10% of total revenue.

In 2022, we raised our fares by about 30%. Fare increases were driven by the following factors:

- Substantial rise in fuel costs.

- Rise in labor costs due to increased pilot demand from across the industry.

- Pricing power as a result of fewer competitors in our space.

These fare raises were well-received by existing and new customers. We attribute this to a general understanding of the inflationary pressures all businesses face and the drop off in competition from similiary situated companies. We believe we will continue having pricing power into 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company believes it has no burn rate currently, as the Company's revenue exceeded our expenses. We believe the Company can operate indefinitely if it raises the maximum for this reason.

Expenses in the aviation industry are highly variable.

In 2021:

Payroll expenses totaled 300,700.15. We expect this to increase for a number of reasons: a) sales volume continues to rebound following the pandemic and we will need additional crew members and b) wages will likely go up, as competition for pilots intensifies. On average, in an average year, payroll accounts for 40% of the total revenue.

Fuel and maintenance costs totaled 104,168.69. These are variable costs and we expect them to increase due to a) increased sales volume (more flights), b) rising fuel costs and c) rising maintenance costs. Fuel and Maintenance account for, on average in an average year, 20% of the total revenue.

Aircraft leasing costs totaled 56,100.00. We expect these costs to rise as we increase the size of the fleet. Leasing costs account for, on average in an average year, 10% of the total revenue.

Hopscotch eliminated most marketing in 2021, 2022 (and 2020) due to the Covid-19 pandemic. We expect marketing costs to ramp up in 2023 to about $10,000/month. We expect marketing costs in 2023 to approach 10% of total revenue.

In 2022, we raised our fares by about 30%. Fare increases were driven by the following factors:

- Substantial rise in fuel costs.

- Rise in labor costs due to increased pilot demand from across the industry.

- Pricing power as a result of fewer competitors in our space.

These fare raises were well-received by existing and new customers. We attribute this to a general understanding of the inflationary pressures all businesses face and the drop off in competition from similarly situated companies. We believe we will continue having pricing power into 2023.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As noted above we have multiple sources of cash if needed.

Following this campaign, if successful, we may launch a Regulation A+ campaign, to further grow the business.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $56,000.00
  Interest Rate: 3.0%
  Maturity Date: April 01, 2050

- **Creditor:** Douglas Okin
  Amount Owed: $350,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,269,140.00

Valuation Details:

Hopscotch Acquisition Corporation set its pre-money valuation based on an analysis of the factors below. The pre-money valuation itself is based on the total number of shares currently issued x the purchase price of this offering.

Market Growth & Trends

Hopscotch Air, Inc, which is a wholly owned subsidiary of Hopscotch Acquisition Corporation, is an FAA-certified air taxi operator, performing regional on-demand flights from the New York metro area to destinations throughout the northeast, mid-Atlantic, Ontario and Quebec.

We're unique in that we fly technologically- advanced Cirrus aircraft which are less costly to operate and have safety features no other aircraft can boast of: including a whole airplane parachute system, onboard weather, and advanced auto-pilot.

About half of our new customers have never flown on a private airplane, so we're expanding the market for private aviation. The only solution to the regional airline mess is the creation of more air taxis at affordable prices.

We are preparing for the electric revolution. Hopscotch Air has explored the emerging electric market and plans to adapt this technology when it is ready.

Our pre-money valuation is based on the following:

a) FAA Air Carrier Certification (AOC), along with Canadian certifcation, valued at $1 million. This is based on relative comps in the industry.

b) Good-will. We value our brand value at $2.5 million.

c) Customer list. This list of more than 3,000 people is a list of largely high net-worth indiviudals., at $500,000

<u>Management's Prior Achievements & Success</u>

Hopscotch Air, Inc has been operating since 2011. We perform more than 1400 revenue legs a year and we've built a strong brand, with previous relationships with Swiss International Airlines, the New York Islanders Hockey Club, and Rally Mercedes of Long Island. We've received both local and national media coverage in consumer and industry press.

Hopscotch Acquisition Corporation set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation was calculated on a fully-diluted basis. The Company only has two classes of Common Stock authorized and outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  1.0%
  StartEngine Platform Fees

- *Aircraft Leasing*
  30.0%
  We can acquire an additional Cirrus Aircraft for about $200k down and finance the balance. This aircraft is needed based on current demand.

- *Marketing*
  20.0%
  We'd expand our successful marketing campaign, to focus on a combination of

social, traditional m radio, and earned media coverage.

- *Additional Personnel*
  20.0%
  We would add crew members and this would provide a more solid foundation and would lesson lost revenue opportunities because of pilot availability.

- *Legal fees relating to potential future Regulation A+ funding*
  13.5%
  We estimate costs of about $150k to prepare the company legal documents and accounting for a future Regulation A+ campaign.

- *Other*
  10.0%
  Setting aside some of the raised cash for other expenses and opportunities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flyhopscotch.com/ (flyhopscotch.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/hopscotch-air

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hopscotch Acquisition Corporation

[See attached]

Hopscotch Acquisition Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hopscotch Acquisition Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
Hopscotch Acquisition Corporation is the holding company for Hopscotch Air, Inc. The financials presented below are the consolidated financials of both companies.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 21, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	9,722	1,519
Total Current Assets	9,722	1,519
Non-current Assets		
Computers, net of Accumulated Depreciation	-	304
Total Non-Current Assets	-	304
TOTAL ASSETS	9,722	1,823
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	3,931	21,304
Line of Credit	627	720
Short Term Debt	6,993	24,229
Deferred Revenue	78,105	21,489
Total Current Liabilities	89,656	67,742
Long Term Liabilities		
Notes Payable	62,566	98,514
Notes Payable - Related Parties	313,957	313,415
Total Long-Term Liabilities	376,523	411,929
TOTAL LIABILITIES	466,178	479,671
EQUITY		
Additional Paid in Capital	465,000	465,000
Accumulated Deficit	(921,457)	(942,848)
Total Equity	(456,457)	(477,848)
TOTAL LIABILITIES AND EQUITY	9,722	1,823

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	530,709	343,811
Cost of Revenue	617,819	365,815
Gross Profit	(87,110)	(22,004)
Operating Expenses		
Advertising and Marketing	10,656	16,458
General and Administrative	90,957	64,780
Research and Development	4,668	2,734
Rent and Lease	7,790	-
Depreciation	304	401
Total Operating Expenses	114,376	84,373
Operating Income (loss)	(201,486)	(106,377)
Other Income		
Treasury Grant	191,090	112,896
PPP Loan Forgiveness	35,948	-
Total Other Income	227,038	112,896
Other Expense		
Interest Expense	2,561	9,961
Other	1,600	8,180
Total Other Expense	4,161	18,141
Provision for Income Tax	-	-
Net Income (loss)	21,391	(11,622)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	21,391	(11,622)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	304	401
Accounts Payable	-	(63,454)
Accounts Receivable	(17,469)	(3,719)
Accounts Receivable - Other	-	5,053
Deferred Revenue	56,615	(57,113)
Other	96	96
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	39,546	(118,736)
Net Cash provided by (used in) Operating Activities	60,937	(130,358)
FINANCING ACTIVITIES		
Credit Line	(92)	(137)
Notes Payable	(53,184)	95,844
Notes Payable - Related Parties	542	35,195
Net Cash provided by (used in) Financing Activities	(52,734)	130,902
Cash at the beginning of period	1,519	975
Net Cash increase (decrease) for period	8,203	544
Cash at end of period	9,722	1,519

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2020	2,067	-	365,000	(931,226)	(566,226)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	100,000	-	100,000
Net Income (Loss)	-	-	-	(11,622)	(11,622)
Ending Balance 12/31/2020	2,067	-	465,000	(942,848)	(477,848)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	21,391	21,391
Ending Balance 12/31/2021	2,067	-	465,000	(921,457)	(456,456)

Hopscotch Acquisition Corporation
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hopscotch Acquisition Corporation ("the Company") was formed in Delaware on August 13th, 2021. The Company is the holding company for Hopscotch Air, Inc., which was formed in Delaware on June 4th, 2007. Hopscotch Air is an FAA-certified air carrier, licensed under Title 14 Part 135 of the Code of Federal Regulations. The Company also holds Canadian authorization. The Company provides air taxi services, largely from Westchester County Airport, Republic-Farmingdale Airport, and Teterboro Airport to destinations throughout the Northeast and Mid-Atlantic. The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly owned subsidiary, Hopscotch Air, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue by providing flight services. The Company receives payment before any services are delivered and recognize revenue when services are delivered. The Company's primary performance obligation is ensuring customers arrive at their scheduled destination. The Company had deferred revenue based off of cash received from their prepaid plans in the amount of $78,105 and $21,489 as of December 31st, 2021, and 2020, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/21
Computers	5	2,004	(2,004)	-	-
Grand Total	5	2,004	(2,004)	-	-

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company had NOL carryovers in 2021 of $583,899 that was used against the total net income of $26,391 resulting in no income tax for 2021.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2021 and 2020, the Company had loan balances from a founder in the amounts of $313,957 and $313,415, respectively. The loan did not accrue interest and was due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In 2020, the Company obtained a Small Business Act (SBA) loan in the amount of $58,900. The loan accrues interest at 3.75% and is payable over 30 years starting in December 2022. The balance of the loan was $58,900 as of December 31st, 2021.

In 2020, the Company obtained a Paycheck Protection Program (PPP) loan in the amount of $35,947. The loan accrued interest at 1% and was due in 2025. The loan was mostly forgiven in 2021. The balance was $3,666 as of December 31st, 2021.

In 2020, the Company entered into a loan with an insurance premium financing leader in the amount of $4,960. The loan accrued interest at 13.47% and is due in 2022. The balance as of December 31st, 2021, was $1,748.

In 2020, the Company entered into a loan payable with a payment platform. The loan accrued interest at 12% and did not have any repayment terms. The loan was fully paid off in 2021.

The Company entered into an American Express Working Capital loan. The loan works as a short-term commercial loan to be paid directly to eligible vendors of the Business. The loan has a 12.5% flat interest fee with principal and interest due every 90 days. The balance as of December 31st, 2021, was $5,244.

See Note 3 – Related Party Transactions for details of loans from shareholders.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$323,828
2023	$2,880
2024	$2,880
2025	$2,880
2026	$1,963
Thereafter	$49,083

NOTE 6 – EQUITY

Hopscotch Acquisition Corporation, the parent company of Hopscotch Air, Inc, is authorized to issue 1,000,000 of common stock at par value of $0.0000001. There were 2,067 shares issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share. The current shareholders have 10-1 voting rights over any new shares issued as part of this offering.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 21, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in the past, incurred negative working capital, and may generate future losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hopscotch Air by Hopscotch Acquisition Corporation

You Choose the Destination. We'll Bring the Plane.


Hopscotch Air®
The solution to the regional airline mess






Website | Farmingdale, NY | TRAVEL/TOURISM

$0.00 raised

0 Investors	$4.27M Valuation
$10.00 Price per Share	$300.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Based in North America, Hopscotch Air, Inc. is a wholly owned subsidiary of Hopscotch Acquisition Corporation and is an FAA-certified air taxi operator - flying a fleet of single-engine, technologically-advanced aircraft on primarily northeast regional routes. Hopscotch Acquisition Corporation is the licensee of Hopscotch Air, Inc.'s intellectual properties. We've been in business for more than a decade, with the goal of changing the way people travel. After performing more than fourteen hundred revenue legs in 2019, we are ready to expand by growing the regional market and entering the electric and VTOL markets.

Reasons to Invest

- For more than a decade, Hopscotch Air has been serving small, medium, and large airports– many of these airports have never had airline service. In fact, of the 5,000 airports in the U.S., 70% of traditional airline traffic goes through only 30, according to a NASA study. This is why Hopscotch Air is the solution to the regional airline mess.*
- The private aviation market has grown exponentially over the past two years and we feel Hopscotch Air, inc is well-positioned to capture more of the growing market with fares between 30-50% lower than traditional private aviation. We operate fuel efficient, technologically-advanced aircraft and are looking to add electric aircraft when they become available.**
- We have the highest-level Part 135 FAA certificate available meaning we have the authority to grow to any size fleet with an unlimited number of pilots. We have a perfect safety record and we strive to operate at the highest levels of safety on every flight.

*Information provided by Washington Post and NASA (source, source)
**Information provided by New York Times and Truly Experiences (source, source)

Hopscotch Air: Regional Travel without the Global Headache

We fly on your terms, on your schedule and to destinations you're really going to. Why fly into Boston-Logan when you're really going for a meeting in Lexington? There's a closer airport near Lexington that the airlines don't serve. And we do this at the highest levels of safety. We fly Cirrus aircraft, which are among the safest general aviation aircraft on the market. Each aircraft has on-board weather, advanced avionics, and a unique whole airplane parachute system.

At Hopscotch Air, we fly to hundreds of airports big, small, and very small, and are often able to take clients to airports closer to destinations than the bigger, busier airports.

We not only believe our price points are 30-50% below traditional private aviation, we also operate a branded air carrier, which is rare among private aviation companies. That means the majority of our customers are our own, retail customers - not sourced from brokers.

Through the years, we've had partnerships with Swiss International Airlines, the New York Islanders Hockey Club, and other well-known brands.


You Choose the Destination, We'll Bring the Plane
Hopscotch Air is redefining private air travel
Fares 30-50% less expensive than other private aviation companies
You control your own flight schedule
We can fly you to places airlines don't go to

THE PROBLEM & OUR SOLUTION

We believe Hopscotch Air is the anecdote to the regional airline problem

That's because we allow customers to skip long lines at the airport, control their own flight schedules, and fly in an affordable, safe, private aircraft.


With Hopscotch Air You Can
Leave when you want to leave
Come home when you want to come home
Go where you want to go

Our goal is to make our clients feel at home. That's why we stress safety above all else so customers can feel secure in their travel. We believe in establishing a positive culture for our crewmembers, valuing each and every one of them for their service, dedication and commitment to the safety of each other and all of our passengers.

We have a flexible, customer-centric business model, generating almost all of our revenue from selling flights to public, and often high-net worth individuals. We earn incremental revenue through training similarly situated companies, and by acting as "flying billboards" for our marketing partners.



THE MARKET & OUR TRACTION

We believe Hopscotch Air has established our own niche market

In our view, there are few regional private air solutions out there. In fact, the regional travel market has lost four major airlines in the past two years, leaving dozens of northeast cities without airline service (source, source).

So it makes sense that we feel to be currently dominating the New York metro market - which is among the wealthiest in the nation.



Hopscotch Air At A Glance
Historical Cirrus Business—
1400 revenue legs annually (2018-2020)
90%+ of Hopscotch customers are
internally sourced—unusual for the industry
Technologically-advanced aircraft, with
unique safety features, that are efficient
and have low operating costs

As a regional player, we also feel to be well-positioned for the nascent electric aircraft market, since those aircrafts will be best used for short-hop flights. We have aircrafts based at Westchester County Airport, Republic Airport, Long Island, and routinely fly from Teterboro Airport, NJ. We also regularly service the big, commercial airports, including KJFK, KLGA, KEWR, and KBOS.

Hopscotch Air primarily operates from three airports:
Westchester, Farmingdale and Teterboro



1000 miles
700 miles
Legend
Airports
Cirrus Range
Caravan Range

We also...

- Established an LOI with Transcend Air, a manufacturer of vertical take-off and landing aircraft.
- Appeared in two feature stories on Business Insider (source)
- Had a three-year a partnership with the NY Islanders Hockey Club (source)
- Had a six-year marketing deal with Swiss International Air Lines (source)


NATA
AVIATION BUSINESS JOURNAL
Hopscotch Air
REDEFINING THE AIR TAXI MODEL
Hopscotch Air
Hopscotch Air

WHY INVEST

The airline market is changing rapidly, and we think Hopscotch Air is positioned to lead the industry

With strong brand recognition, along with all of the necessary operating certificates to expand - we are ready to head into the electric aircraft and vertical take-off frontier.

Hopscotch Air is positioned to serve northeast communities and beyond with our sustainable aircraft. Invest today, and fly with us!


Hopscotch Air

January 2010
Hopscotch Air receives FAA Air Carrier Certificate (AOC).
AOC formally launches airline.

June 2010
Hopscotch Air receives Canadian certification
This now permits the company to offer air carrier services to and from Canada.

January 2011
Hopscotch Air adds third Cirrus aircraft
Company increases capacity, can perform more flights

June 2013
Opens Boston base
Expands into the Boston market.

June 2014
Hopscotch Air adds eighth Cirrus Aircraft
Hopscotch Air adds eighth Cirrus Aircraft

June 2015
Signed marketing agreements with Swiss International Airlines and NY Islanders Hockey Club
Expands our marketing footprint.

2019-2020
Managed Covid Pandemic
Right-sized the company (reduced fleet) to manage and survive turbulent downturn of the pandemic

In the Press

SHOW MORE

Meet Our Team



Andrew Schmertz

Chief Executive Officer, co-founder

Along with Doug Okin, Andrew founded Hopscotch Air in 2009 and overseas all aspects of the company. His has more than a decade of aviation management experience. Andrew is a former broadcast journalist and leads Hopscotch's marketing , sales and operations team. He is an instrument rated pilot and an attorney.

Andrew works full-time for Hopscotch Air, Inc and is a Director of Hopscotch Acquisition Corporation.



Douglas Okin

co-founder and Board member

Doug co-founded Hopscotch Air in 2009. He is an active board member, advising the company on sales, marketing and financial issues. Doug's full-time position is with MassaMutual, where he has more than 25 years of investment experience .

Doug works an average of 10 hours a week for Hopscotch Air and is Director of Hopscotch Acquisition Corporation.



Robert Bergen

Director of Operations

Rob is a veteran of the air carrier industry. He's an instructor at CAE, one of the nation's leading airline training companies. Rob has been Hopscotch Air's Director of Operations since 2015, where is overseas training, pilot hiring, pilot checking, maintenance, and compliance.

Rob works approximately 10 hours a week for Hopscotch Air, Inc.



Lisa Baez

Director of Customer Experience

Lisa mananges our entire sales process. With the company since 2013, Lisa interacts with customers, assists with marketing, and works to grow our customer base.

Lisa works about 40 hours a week for Hopscotch Air, Inc.



Dennis O'Connell

Board member

Denny joined Hopscotch Air the day it was founded and serves as a key advisor on aviation -operations. Denny is a 50 year veteran of the airline industry, having served as a captain with TWA.

Denny is our former Director of Operations, for which he held the position for 4 years prior to retiring.

Denny no longer works for the company, but advises us and sits on the Board of Hopscotch Acquisition Corporation.



James Fendt

Board member

Jim is the newest member of the Board of Directors. Jim is the CEO of OCS Builders, a construciton and design firm on Long Island. Jim brings a wealth of business knowledge to Hopscotch Air and helped craft the company's financial and growth targets.

Jim does not work for the company, but sits on the Board aof Hopscotch Acquisition Corporation and advises Hopscotch Air, Inc.

Offering Summary

Company	Hopscotch Acquisition Corporation
Corporate Address	1100 New Highway- Republic Airport, Farmingdale, NY 11735
Offering Minimum	$10,000.00
Offering Maximum	$1,000,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	Equity
Security Name	Class B Common Shares
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	100,000
Price per Share	$10.00
Pre-Money Valuation	$4,269,140.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Super Early Bird Bonus

Invest within the first 6 days and receive 10% bonus shares.

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares.

Amount-Based:

Crewmember:

Invest $1,000+ and receive 5% bonus shares.

Captain:

Invest $2,000+ and receive 10% bonus shares.

Frequent Flier:

Invest $5,000+ and receive 15% bonus shares.

Premium Class:

Invest $10,000+ and receive 20% bonus shares plus 10% discount on flights for one year and a call with the CEO and co-founder.

First Class:

Invest $20,000 and receive 25% bonus shares plus 15% discount on flights for one year and a call with the CEO and co-founder, and Club Scotch Membership+.

Audience-based: 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hopscotch Acquisition Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $10 per share, you will receive 110 Class B Common Stock, meaning you'll own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and 15% Audience-Based Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Issuer will not incur irregular use of proceeds

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Flying has always been about freedom. The freedom to travel long distances in a short amount of time. The freedom to leave when you want to leave and come home when you want to come home. And go where you want to go. Well our modern aviation system has made a mess of it all. At Hopscotch Air we return sanity to air travel.

We're here to put the airlines on notice. There's now a better way to fly. We're bringing the freedom of affordable private aviation to more people than ever and providing a real alternative to airline travel and traditional high-priced charter. One of the questions I often get is how could I afford my own private plane? In the past, the fact is most people could not. They were expensive jets. But what we're doing here at Hopscotch Air is we're using efficient, technologically-advanced, safe, general aviation aircraft that has substantially reduced the cost of flying on your own private plane.

You know one of the key attributes that we can offer is that we can access hundreds of lightly used airports that the airlines simply don't serve. So if you're on a business trip you need to go to a town and an airline doesn't serve your options used to be pretty much just driving. Well most likely there's an airport there and you may not even know about. But we'lll be able to fly you to that Airport so you can go there, directly have your meeting and often be home the same night.

My husband and I wanted to have lunch in Martha's Vineyard for our 15th wedding anniversary so we flew from Long Island in the morning and we were back in time to pick up our children from school.

It's awesome the fact that I save a lot of time and able to see many clients in a short period of time.

One of the great things about these jobs I'm sitting right next to the passengers, besides just flying the airplane, it's really personal flying so I get to learn a lot about the customer and why this business works for me.

Cirrus aircraft are among the most technologically advanced aircraft in the world and the most talked about safety feature is the whole airframe parachute system, which safely lowers the plane and its occupants to the ground in the event of a serious in-flight emergency. No one ever hopes to use it but it's there if you need it.

Hopscotch Air is unique because of the corporate partnerships we're creating. We provide compelling marketing opportunities to owners of premier brands. We're able to put their brands in front of our clients.

Andrew Schmertz Hopscotch Air.

Hopscotch Air. You choose the destination. You choose the destination. You choose the destination. You choose the destination.

We'll bring the plane.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:08 PM 08/13/2021
FILED 01:08 PM 08/13/2021
SR 20212973962 - File Number 6164682

CERTIFICATE OF INCORPORATION
OF
Hopscotch Acquisition Corporation

FIRST: The name of the corporation is: Hopscotch Acquisition Corporation (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 1,000,000 shares having a par value of $0.0000001 per share. All shares shall be common shares and of one class.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Harvard Business Services, Inc., the mailing address of which is 16192 Coastal Highway, Lewes, Delaware 19958.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this August 13, 2021.

Signed and Attested to by: [signature]

Harvard Business Services, Inc., Incorporator
By: Michael J. Bell, President

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

Hopscotch Acquisition Corporation a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Hopscotch Acquisition Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH:" so that, as amended said Article shall be and read as follows:

The amount of total authorized capital stock of the corporation shall be divided into 420,150 common class A shares having a par value of $0.0000001 per share and 579,850 common class B shares having a par value of $0.0000001 per share. The number of authorized shares of common stock may be raised by the affirmative vote of the holders of the outstanding shares of the corporation entitled to vote thereon.

All shares of common class A stock shall be identical and each share of common class A stock shall be entitled to 10 votes on all matters. All shares of common class B stock shall be identical and each share of common class B stock shall be entitled to 1 vote on all matters.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Hopscotch Acquisition Corporation has caused this certificate to be signed by an authorized officer, this 12 day of September, 2022

BY: [signature] -Signature

Name: Andrew Schmertz -please print

Title: CEO -please print